UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No. 2) *

TRACON Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89237H100
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89237H100	13 G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Nextech III Oncology, LPCI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 467,366 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 467,366 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	467,366 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.6%(2)
12	TYPE OF REPORTING PERSON*	PN

(1)	This Schedule 13G is filed by Nextech III Oncology, LPCI (“Nextech III LP”), Nextech III GP Ltd. (“Nextech III GP”), Alfred Scheidegger (“Scheidegger”), Thomas Lips (“Lips”) and Marco Weibel (“Weibel” together with Nextech III LP, Nextech III GP, Scheidegger and Lips, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The 467,366 shares of Common Stock held by the Reporting Person represent 1.6% of the Issuer’s outstanding Common Stock. The percentage beneficially owned is based on a total of 29,871,327 shares of Common Stock reported to be outstanding as of November 2, 2018, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2018.

CUSIP NO. 89237H100	13 G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Nextech III GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 467,366 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 467,366 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	467,366 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.6%(2)
12	TYPE OF REPORTING PERSON*	OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The 467,366 shares of Common Stock held by the Reporting Person represent 1.6% of the Issuer’s outstanding Common Stock. The percentage beneficially owned is based on a total of 29,871,327 shares of Common Stock reported to be outstanding as of November 2, 2018, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2018.

CUSIP NO. 89237H100	13 G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Alfred Scheidegger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 467,366 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 467,366 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	467,366 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.6%(2)
12	TYPE OF REPORTING PERSON*	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The 467,366 shares of Common Stock held by the Reporting Person represent 1.6% of the Issuer’s outstanding Common Stock. The percentage beneficially owned is based on a total of 29,871,327 shares of Common Stock reported to be outstanding as of November 2, 2018, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2018.

CUSIP NO. 89237H100	13 G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Thomas Lips
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 467,366 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 467,366 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	467,366 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.6% (2)
12	TYPE OF REPORTING PERSON*	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The 467,366 shares of Common Stock held by the Reporting Person represent 1.6% of the Issuer’s outstanding Common Stock. The percentage beneficially owned is based on a total of 29,871,327 shares of Common Stock reported to be outstanding as of November 2, 2018, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2018.

CUSIP NO. 89237H100	13 G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Marco Weibel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 467,366 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 467,366 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	467,366 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.6% (2)
12	TYPE OF REPORTING PERSON*	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The 467,366 shares of Common Stock held by the Reporting Person represent 1.6% of the Issuer’s outstanding Common Stock. The percentage beneficially owned is based on a total of 29,871,327 shares of Common Stock reported to be outstanding as of November 2, 2018, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2018.

Introductory Note: This statement on Schedule 13G is filed by the Reporting Persons with the Commission in respect of shares of Common Stock (“Common Stock”), of TRACON Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1

(a)	Name of Issuer:	TRACON Pharmaceuticals, Inc.

(b)	Address of Issuer’s
	Principal Executive Offices:	8910 University Center Lane, Suite 700
San Diego, California 92122

Item 2

(a)	Name of Reporting Persons Filing:

1.	Nextech III Oncology, LPCI (“Nextech III LP”)
2.	Nextech III GP Ltd. (“Nextech III GP”)
3.	Alfred Scheidegger (“Scheidegger”)
4.	Thomas Lips (“Lips”)
5.	Marco Weibel (“Weibel”)

(b)	Address of Principal Business Office:	c/o Nextech Invest Ltd.
Bahnhofstrasse 18
8001 Zurich
Switzerland

(c)	Citizenship:

Nextech III LP	Switzerland
Nextech III GP	Switzerland
Scheidegger	Switzerland
Lips	Switzerland
Weibel	Switzerland

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	89237H100

Item 3	Not applicable.

Item 4	Ownership.

The following information with respect to the beneficial ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)

Nextech III LP	467,366	467,366	0	467,366	0	467,366	1.6%

Nextech III GP (2)	0	467,366	0	467,366	0	467,366	1.6%

Scheidegger (2)	0	0	467,366	0	467,366	467,366	1.6%

Lips (2)	0	0	467,366	0	467,366	467,366	1.6%

Weibel (2)	0	0	467,366	0	467,366	467,366	1.6%

(1)	Consists of 467,366 shares of Common Stock of the Issuer held directly by Nextech III LP.
(2)	The shares are held by Nextech III LP. Nextech III GP serves as the sole general partner of Nextech III LP and has sole voting and investment control over the shares owned by Nextech III LP and may be deemed to own beneficially the shares held by Nextech III LP. Nextech III GP owns no securities of the Issuer directly. Scheidegger, Lips and Weibel are managing members of Nextech III GP and share voting and dispositive power over the shares held by Nextech III LP, and may be deemed to own beneficially the shares held by Nextech III LP. The managing members own no securities of the Issuer directly.
(3)	The 467,366 shares of Common Stock beneficially owned by the Reporting Person represent 1.6% of the Issuer’s outstanding Common Stock. The percentage beneficially owned is based on a total of 29,871,327 shares of Common Stock reported to be outstanding as of November 2, 2018, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2018.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 13, 2019

NexTech III Oncology, LPCI

By:	Nextech III GP Ltd.
Its:	General Partner

By:	/s/ Alfred Scheidegger
Alfred Scheidegger, Managing Member

By:	/s/ Thomas Lips
Thomas Lips, Managing Member

Nextech III GP Ltd.

By:	/s/ Alfred Scheidegger
Alfred Scheidegger, Managing Member

By:	/s/ Thomas Lips
Thomas Lips, Managing Member

/s/ Alfred Scheidegger
Alfred Scheidegger

/s/ Thomas Lips
Thomas Lips

/s/ Marco Weibel
Marco Weibel

Exhibit(s):

A:	Joint Filing Statement

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached statement on Schedule 13G relating to the Common Stock of TRACON Pharmaceuticals, Inc. is filed on behalf of each of us.

Dated: February 13, 2019

NexTech III Oncology, LPCI

By:	Nextech III GP Ltd.
Its:	General Partner

By:	/s/ Alfred Scheidegger
Alfred Scheidegger, Managing Member

By:	/s/ Thomas Lips
Thomas Lips, Managing Member

Nextech III GP Ltd.

By:	/s/ Alfred Scheidegger
Alfred Scheidegger, Managing Member

By:	/s/ Thomas Lips
Thomas Lips, Managing Member

/s/ Alfred Scheidegger
Alfred Scheidegger

/s/ Thomas Lips
Thomas Lips

/s/ Marco Weibel
Marco Weibel